June 22, 2000

Steven Goldstone, Chairman
Nabisco Group Holdings Corp.
570 Lexington Avenue - 37th Floor
New York, NY 10022

Dear Steve:

         Thank you very much for calling me this morning to tell me that my bid is still in the running for NGH.

         With respect to your request, as Chairman, that I consider raising my bid for NGH, I have considered all of the relevant circumstances and believe that I could bid $19 in cash and $12 in face amount 2 year 14% NGH notes which I described in yesterday's offer. The basis for the increase in our bid is our belief that we would be able to pre-sell portions of the business of Nabisco to a number of various potential purchasers.

         I have come to believe that there is a substantial possibility that NA will be sold for cash and therefore that my bid, even as enhanced above, would not be accepted. However, in those circumstances, I would be willing to propose a transaction in which NGH stockholders would receive from me cash in the amount of 88% of the net after tax cash in NGH after the sale of NA. As you know, I have always believed that risk of injunction against the transfer of cash out of NGH to its stockholders is minimal. However, based upon the theoretical risk of an injunction which I know concerns you, I am making this proposal based upon not using NGH's funds to deliver the consideration to the stockholders of NGH. I would condition my bid on raising funds from third parties, either as all equity or some combination of equity and a bridge loan, which when added to my shares of NGH stock and the $3 billion cash to be funded by me, would be sufficient to pay the purchase price to the NGH stockholders. I believe that this could be accomplished within three weeks.

         Again, we appreciate the opportunity of speaking with you this morning and trust that the foregoing clarifies our willingness (a) to enhance our previous proposal and (b) to make an all cash proposal on the basis that NA is sold by NGH to a third party for cash.

Sincerely
/s/ Carl C. Icahn
Carl C. Icahn